Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

June 26, 2014

To:	To:
Securities Exchange Commission	Tel Aviv Securities Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding Early Partial Repayment of Credit Facilities

The Company is pleased to report that certain of its wholly-owned subsidiaries have entered into agreements with Bank Leumi Israel Ltd. (the “Bank”), pursuant to which on June 26, 2014, at the request of those Company subsidiaries, the outstanding utilized portion of the their credit facilities with the Bank (in an amount of approximately U.S.$ 92.5 million) was repaid.

In addition, the full credit facilities of U.S.$ 115 million from the Bank to those wholly-owned subsidiaries, whose terms would have expired in April 2016, were terminated. As such, following the repayment, the existing credit facilities from the Bank to the Company and its other wholly-owned subsidiaries stands at an aggregate amount of approximately U.S.$ 250 million (for more details regarding the credit facilities, please see Section 19.2.4 of the Company’s annual report for 2013).1

With the early repayment to the Bank by the aforementioned wholly-owned subsidiaries, their obligations to the Bank have now been cancelled.

Simultaneous with the early repayment, those same wholly-owned subsidiaries of the Company have entered into a long-term, unsecured loan facility with an institutional investor for approximately U.S.$ 100 million.

Kind regards,

Gazit-Globe, Ltd.

[1]	Included in the Current Report on Form 6-K originally furnished to the Securities and Exchange Commission on March 27, 2014.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.